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<FILENAME>sch13g.txt
United States Securities and Exchange Commission
Washington, DC  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Name of issuer: Ourpet's Company

Title of Class of securities: Common stock

Cusip #: 689890101

Date of Event which requires filing of this statement: June 15th, 2017

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


1	Name of reporting person: Thomas G. Berlin
2	not applicable
3	SEC use only
4	Citizenship: US


Number of shares
Beneficially owned with

5	Sole voting power: 674,967
6	Shared voting power: 335,420
7	Sole dispositive power: 674,967
8	Shared dispositive power: 335,420

9	Aggregate  amount beneficially owned: 1,010,387

10 	not applicable

11	5.2

12	IN






Item 1:

a) Name of issuer: Ourpet's Company
b) 1300 East Street, Fairport Harbor, OH 44077

Item 2:

a) Thomas G. Berlin
b) 460 Arbor View Lane, Venice, FL  34292
c) United States
d) Common stock
e) 689890101

Item 3:  none

Item 4:

a) 1,010,387
b) 5.2
	c)
		i) 674,967
		ii) 335,420 (family accounts and 501(c)(3) foundation for which IN is trustee)
		iii) 674,967
		iv) 335,420 (family accounts and 501(c)(3) foundation for which IN is trustee)

Item 5: not applicable

Item 6: not applicable

Item 7: not applicable

Item 8: not applicable

Item 9: not applicable

Item  10: Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23rd, 2017

Signature: /s/ Thomas G. Berlin


Name: Thomas G. Berlin/individual